Exhibit 99.1

Inspira™ Technologies Reports First Quarter 2023 Financial Results

As of March 31, 2023, the Company had $11.5 million in cash, cash equivalents, and short-term bank deposits.

May 18, 2023

Ra’anana, Israel– Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care, announced today its financial results for the first quarter ended March 31, 2023.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated:

“We believe that this is a very important period for the Company, as we continue to progress towards the regulatory submission of the New ALICETM Device with the U.S. Food and Drug Administration (FDA) in the coming months. This is in addition to the ongoing clinical studies of the HYLATM non-invasive blood sensor currently underway at Sheba Medical Centre in Israel. The progress of these devices represents important building blocks of our flagship INSPIRATM ART system, which is advancing in the development process.”

Highlights:

➢	May 11, 2023 – We announced that we are developing the VORTX™ Blood Oxygenator, a disposable oxygenator unit (kit) that uses a unique technology for saturating blood with oxygen and removing carbon dioxide. The VORTX is being designed to be sold separately to an addressable market currently estimated at $1.16 billion as well as being made compatible with our INSPIRA ART system and ALICE device.

➢	March 22, 2023 - We announced a First in Human of HYLA™ Blood Sensor in a clinical study. We also announced the first use of the HYLATM in a patient undergoing open-heart surgery at Sheba Medical Centre in Israel.

➢	February 13, 2023 - We announced that we received approval from Sheba Medical Centre to conduct a clinical study of the HYLA™ Blood Sensor.

➢	January 23, 2023 - We announced that we were granted a patent by the U.S. Patent Office for the INSPIRA™ ART System’s Convertible Dual Lumen Cannula Device and Method of Use. All 20 claims were found to be novel, with inventive step and industrial applicability.

Financial Results for the Three Months Ended March 31, 2023

Research and development expenses for the three months ended March 31, 2023, were $2.0 million, compared to $1.5 million for the corresponding period in 2022. The increase is a result of the Company’s recruitment of employees and the expanded research and development of its new technologies and operations.

Marketing expenses for the three months ended March 31, 2023, were $168 thousand compared to $472 thousand for the corresponding period in 2022. The decrease is attributable to decreases in share-based compensation expenses and a reduction in marketing activities. The marketing department increase its efforts in the first quarter of 2022 with respect to brand awareness and exploring go-to-market capabilities.

General and administrative expenses for the three months ended March 31, 2023, were $1.0 million, compared to $1.5 million for the corresponding period in 2022. The decrease resulted primarily from a decrease in share-based compensation expenses.

Finance income for the three months ended March 31, 2023, was $368 thousand, compared to $2.2 million for the corresponding period in 2022. The change in finance income resulted primarily from the calculation of the fair value of the Company’s financial equity liabilities to pre-initial public offering (IPO) and IPO investors, in addition to the fluctuation in the U.S. dollar – New Israeli Shekel exchange rate during the first quarter of 2023.

Finance expenses for the three months ended March 31, 2023, were $112 thousand, compared to $25 thousand for the corresponding period in 2022.

Net loss for the three months ended March 31, 2023, was $3.0 million, compared to a net loss of $1.3 million for the three months ended March 31, 2022.

Balance Sheet Highlights

Cash, cash equivalents and short-term bank deposits were $11.5 million as of March 31, 2023, compared to $13.9 million as of December 31, 2022.

Financial liabilities at fair value totalled $431 thousand as of March 31, 2023, compared to $368 thousand as of December 31, 2022. The financial liabilities represent the fair value of the Company’s equity liabilities to pre-IPO and IPO investors.

As of March 31, 2023, the Company’s shareholders’ equity totalled $10 million, compared to shareholders’ equity totalling $12.8 million as of December 31, 2022.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while preventing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its regulatory strategy, the continuation of its progress towards the regulatory submission of the ALICE Device with the FDA, the progress of its clinical studies, and its believe that the progress of its devices represents important building blocks of its INSPIRA ART system. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

US Public Relations

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

IINN@redchip.com

MRK-ARS-057 Copyright © 2018-2023 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

	March 31,	December 31,
	2023	2022

ASSETS
Current Assets:
Cash and cash equivalents	6,362	6,783
Cash deposits	5,136	7,120
Other accounts receivable	371	591
Total current assets	11,869	14,494

Non-Current Assets:
Right of use assets, net	1,004	1,107
Property, plant and equipment, net	535	411
Total non-current assets	1,539	1,518
Total Assets	13,408	16,012

	March 31,	December 31,
	2023	2022

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	191	150
Other accounts payable	1,350	1,217
Lease liabilities	307	329
Financial Liabilities at Fair Value	431	368
Total current liabilities	2,279	2,064

Non-Current Liabilities:
Lease liabilities	637	728
Loan from the Israeli Innovation Authority	412	398
Total non- current liabilities	1,049	1,126

Shareholders’ Equity:
Share capital and premium	54,397	53,814
Foreign exchange reserve	(2,222)	(1,928)
Accumulated deficit	(42,095)	(39,064)
Total equity	10,080	12,822
Total Liabilities and Shareholders’ Equity	13,408	16,012

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(US dollars in thousands)

	For the Three Months Ended		For the Year Ended
	March 31,		December 31,
	2023	2022	2022

Research and development expenses	2,054	1,560	8,054
Marketing expenses	168	472	1,325
General and administrative expenses	1,065	1,544	5,391
Operating loss	3,287	3,576	14,770
Finance (income)	(368)	(2,196)	(4,678)
Finance expenses	112		181
Loss (profit) before tax	3,031	1,380	10,273
Taxes on income
Loss (profit) for the period	3,031	1,380	10,273
Other comprehensive loss (profit), net of tax:
Items that will not be reclassified to profit or loss:
Exchange profits(losses) arising on translation to presentation currency	(294)	(425)	(2,138)
Total comprehensive loss for the period	3,325	1,805	12,411

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the Three-Month Period Ended March 31, 2023 (Unaudited):

	Share capital and premium	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on January 1, 2023
Changes during the period:	53,814	(1,928)	(39,064)	12,822
Loss for the period	-	-	(3,031)	(3,031)
Other comprehensive loss	-	(294)	-	(294)
Total comprehensive loss	-	(294)	(3,031)	(3,325)
Share-based compensation	583	-	-	583
Balance on March 31, 2023	54,397	(2,222)	(42,095)	10,080